Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

02055901

29 October 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

dw 11/15

82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Material interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

595,050

8) Percentage of issued class

0.08%

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

24 October 2002

11) Date company informed

28 October 2002

12) Total holding following this notification

21,122,871

13) Total percentage holding of issued class following this notification

2.91%

82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 28 October 2002

Details of Registered Holders

HSBC Global Custody Nominee (UK) Ltd A/c 886603	880,250
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,342,154
HSBC Global Custody Nominee (UK) Ltd A/c 360509	679,416
HSBC Global Custody Nominee (UK) Ltd A/c 357206	16,058,151
HSBC Global Custody Nominee (UK) Ltd A/c 866197	101,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	61,800
	21,122,871